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SEC FILE NUMBER
8-53489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: THIRD500, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1740 OAK AVE SUITE C1
(No. and Street)

EVANSTON	IL	60201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

FREDERICK REICHENBACH	847-630-6304	FREICHENBACH@THIRD500.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MARCUM LLP
(Name – if individual, state last, first, and middle name)

500 W MONROE SUITE 2000	CHICAGO	IL	60661
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~DAVID LOUCKS~~ DBL David B. Loucks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of THIRD500, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jurat:

Lauren Peterson
ID NUMBER
12499352-4
COMMISSION EXPIRES
June 3, 2025

NOTARY PUBLIC STATE OF TEXAS

Signature: David B. Loucks

Title:
MANAGING MEMBER AND CEO

Lauren Peterson

Notary Public

Lauren Peterson

Notary Public, State of Texas

Expiration: 06/03/2025

Commission ID: 124993524

Notarized online using audio-video communication

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THIRD500, LLC

YEAR ENDED DECEMBER 31, 2021

THIRD500, LLC

YEAR ENDED DECEMBER 31, 2021

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Third500, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Third500, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 6 to the financial statements, the Company received a notice of suspension from FINRA due to the late filing of its audit report. Management's evaluation of the events and conditions and management's plans to mitigate those matters are also described in Note 6. Our opinion is not modified with respect to that matter.

Supplemental Information

The information presented in Schedule I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Marcum LLP

Deerfield, IL
May 18, 2022

THIRD500, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,	2021
ASSETS	
Current assets:	
Cash	**$144,732**
Accounts receivable, net	**98,300**
Other assets	**36,987**
Total assets	**$280,019**
LIABILITIES AND MEMBER'S CAPITAL	
Current liabilities:	
Accounts payable and accrued expenses	**$ 98,626**
Commission payable	**50,000**
Deferred revenue	**41,666**
Total liabilities	**190,292**
Member's capital	**89,727**
Total liabilities and member's capital	**$280,019**

THIRD500, LLC

STATEMENT OF INCOME

Year ended December 31,	2021
Revenues:	
Advisory fees	$ 1,164,563
Success fees	1,930,000
Forgiven paycheck protection loans	204,309
Total revenues	3,298,872
Expenses:	
Computer expense	105,468
Conferences and meetings	8,180
Dues and subscriptions	9,475
Employee compensation	1,288,039
Professional fees	935,802
Rent	39,334
Marketing	201,094
Telephone and data services	10,516
Travel and entertainment	132,854
Bad debts	159,507
Other	160,973
Total expenses	3,051,242
Net income	$ 247,630

See notes to financial statements.

THIRD500, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Member's capital, January 1, 2021	$	84,949
Net income		247,630
Contributions		449,240
Distributions		(692,092)
Member's capital, December 31, 2021	**$**	**89,727**

THIRD500, LLC

STATEMENT OF CASH FLOWS

Year ended December 31,		2021
Cash flows from operating activities:		
Net income	$	247,630
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		(69,639)
Other assets		(24,387)
Decrease in operating liabilities:		
Accounts payable and accrued expenses		51,879
Commission payable		50,000
Deferred revenue		41,666
Net cash provided by operating activities		297,149
Cash flows from financing activities:		
Borrowings under short-term note		(102,055)
Contribution		365,000
Distribution		(692,092)
Net cash used in financing activities		(429,147)
Net decrease in cash		(131,998)
Cash, beginning of year		276,730
Cash, end of year	$	144,732

Supplemental Disclosures of Non-cash Financing Activities:
Non-cash capital contribution $82,240

See notes to financial statements.

1. Organization and summary of significant accounting policies

Operations:

Third500, LLC (the Company) was organized on July 27, 2001 and commenced operations on November 1, 2001. The Company is a limited liability company and the liability of the member is limited to the capital account balance in the company. The Company, headquartered in Evanston, Illinois, is registered as a securities broker-dealer under the Securities Exchange Act of 1934, and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company engages in mergers and acquisition and capital raising advisory services. The Company serves predominantly healthcare companies in the United States and Europe, however it can also serve non-healthcare companies.

The Company is wholly-owned by Third500 Holding Private Limited (Private) which operates under the laws of Singapore. Private is a holding company owned by Third500 Holdings LLC (Holdings), which was Healthios Holdings LLC before a name change occurred in 2020.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of risk:

The Company places its cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2021, the Company had cash of $144,732, which is under federally-insured limits. Management believes that the Company is not exposed to any significant risk on cash.

Accounts receivable:

Accounts receivable represent amounts due but not yet received by year-end. All amounts are due in less than one year. The Company periodically reviews and reserves for specific receivables that are deemed to be uncollectible.

Customer Concentration

For the year ended December 31, 2021, the largest customer by revenue accounted for 26% of the Company's total revenue. The next largest customers as a percentage of revenue were 18% and 14%, respectively. Approximately 14 other customers made up the remaining with an average of 3.0% of revenue per customer.

1. Organization and summary of significant accounting policies (continued)

Revenue recognition:

The Company recognizes revenue following a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Advisory fees

The Company provides a general set of investment banking services to its clients in exchange for advisory services fees. The Company provides these advisory services on a daily basis. The Company believes the performance obligation for providing ongoing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a monthly specified retainer amount. At times, a client may pay a "lump sum" advisory fee for investment banking services at the beginning of an engagement to be consumed over a specified time period. In this case, the Company will defer revenue recognition in the month the "lump sum" is collected, and then recognize revenue over the time period the investment banking services are performed.

Expense reimbursement

The Company is allowed to charge back reasonable expenses it incurs while carrying out its obligations to a client. Expense reimbursement revenue is most commonly from airfare, meals, hotels and car rental that the Company charges back to the client. These expense reimbursement revenues are recognized as expenses are incurred.

Success fees

The Company can also earn revenue for successfully brokering a client financing or partnering transaction. For this, the Company earns a cash success fee. Management recognizes success fee revenue when (i) the client receives its "Aggregate Consideration" from an equity or debt raise at the time the closing escrow account is funded; or (ii) when a partnering of the client with a strategic partner results in a consummated transaction. When one of these events occur, the Company has earned its contractually stated percentage of "Aggregate Consideration." Prior to one of these two events occurring, the success fee revenue is not deemed earned because the client and its prospective investors can choose not to consummate the transaction.

Revenue can also be earned from "Earn Outs" or stock warrant exercise. Revenues from "Earn Outs" are recognized when they are readily determinable to be received as cash from the client company. Revenues from exercise of stock warrants are unpredictable and management recognizes revenue on them under the same policy that it recognizes success fee cash revenue, which is at the point in time an exercise event occurs.

Consulting fees

The Company also earns revenue from providing expert opinion for legal matters where actions are brought by shareholders against an issuer. For this, the Company recognizes revenue for the hours it provides to the law firm who has hired the Company. The Company can also earn revenue from providing fairness opinions to an issuer. Revenue is recognized at the time the fairness opinion is delivered to the client issuer.

Income taxes:

The Company is treated as a disregarded entity for tax purposes. The holding company which owns 100% of the Company is then treated as a partnership for income tax purposes and is not liable for federal or state income taxes. Each individual member is required to report his distributive share of realized income, gain, loss, deductions or credits on his own income tax return.

2. Leases

The Company used to rent office space on a month-to-month basis from a related party. Total rent expense for the year ended December 31, 2021 is $39,334. In November 2021, the Company ceased its rental of premises from the related party.

3. Paycheck Protection Program Loan

The Company entered into Promissory Notes (the "PPP Notes") with Chase Bank as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the "SBA") pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). In 2021, received forgiveness on two PPP Notes totaling $204,309

4. Related party transactions

The Company has a referral fee sharing agreement with Third500 Pte Ltd, an affiliate under common control. The fee sharing allows the Company to share attributable fees directly to Third500 Pte Ltd for the work it performs in conjunction with the Company's revenue. In 2021, the Company did share $193,467 of referral fees with Third500 Pte Ltd and included in professional fees on the statement of income. The Company also had an intercompany expense paid to Third500 Pte Ltd. for $26,746 that arises from the Company paying for travel, air, hotels on behalf of Third500 Pte Ltd.

Included in professional fees are amounts paid to Third500 (Thailand) Pte Ltd., a related party under common control for back office support. Total fees paid to Third500 (Thailand) Pte. Ltd. for the year ended December 31, 2021 were $253,249 and included in professional fees on the statement of income. The Company funds Thailand only what their direct costs are on a monthly basis. Third500 (Thailand) Pte Ltd does not seek to earn a profit. It is organized under the laws of Thailand. The Company is the sole customer of Third500 (Thailand) Pte Ltd, which is headquartered in Bangkok, Thailand. There was no balance due to Third500 (Thailand) Pte Ltd at year end.

The Company rents office space from Suissealpin, LLC, an entity related through common ownership, under a month-to-month lease. In 2021, the Company paid rent to Suissealpin, LLC totaling $36,675.

The Company processes payroll for employees of one of the Managing Member's relatives. The Company pays these employees and then simultaneously invoices the amount to the relative to recoup the cost. There was a no receivable at December 31, 2021 from the relative's employee costs. In 2021, total amount of payroll processed and reimbursed was $37,980.

5. Net capital requirement

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1) and is required to maintain "minimum net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2021, the Company had net capital deficit of $(45,560), which was below required minimum net capital of $12,686. The Company's ratio of aggregate indebtedness to net capital deficit was (3.76):1 at December 31, 2021. The Company notified FINRA in February 2022 and filed appropriate 17a-11 notification and subsequent requests for monitoring by FINRA. The Company came into net capital compliance on February 7, 2022 and has maintained compliance since then. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

6. Regulatory Matter

The Company received a suspension notice from FINRA on May 10, 2022 with respect to our delayed filing of our December 2021 Annual Audit Report. The Company responded immediately to request a hearing, which is scheduled for June 7, 2022. The Company understands from rule 9559(c)(2) that a timely request for a hearing shall stay the effectiveness of a notice issued under Rule 9557 for 10 business days after service of the notice or until the Office of Hearing Officers issues a written order under Rule 9559(o)(4)(A) (whichever period is less). The Company is subject to a fine of no less $1,000 for late filing.

THIRD500, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31		2021
Net capital:		
Member’s capital	$	89,727
Total		89,727
Non-allowable assets:		
Accounts receivable		98,300
Other assets		36,987
Net capital deficit		(45,560)
Net capital requirement		12,686
Deficit net capital	$	(58,246)
Ratio of aggregate indebtedness to net capital deficit		(3.76):1
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	98,626
Commission payable		50,000
Deferred revenue		41,666
Total		190,292

There are no material differences between the amounts presented above and the amounts presented in the Company’s amended December 31, 2021 unaudited FOCUS Part II Report, as amended May 20, 2022.

THIRD500, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF SECURITIES EXCHANGE ACT OF 1934

YEAR END DECEMBER 31, 2021

The Company is not required to comply with Rule 15c3-3 as the Company is relying on Footnote 74 of the SEC Release No 34-70013 adopting amendments to 17 C.F.R. 240.17a-5.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Third500, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Third500, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities to clients, and (2) transaction-based compensation for providing traditional private placement transactions to clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Third500, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Third500, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Deerfield, IL
May 18, 2022

Exemption Report of Third500, LLC

Third500 (the "Company") is a registered broker-dealer subject to the Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R Section 240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. Section 240. 15c3-3, and:

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities to clients, and (2) transaction-based compensation for providing traditional private placement transactions to clients. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Third500, LLC

I, David Loucks, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct

DocuSigned by:
David Loucks
By: 1E20B96C15294AF...

Title: CEO, Third500, LLC

May 13, 2022